Michael C. Gazmarian, ext. 3020
mgazmarian@insteel.com
April 7, 2009
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lisa Haynes

Re:	Form 10-K for the fiscal year ended September 27, 2008 Form 10-Q for the period ended December 27, 2008 Definitive Proxy Statement on Form 14A filed January 5, 2009 File No. 1-9929
Ladies and Gentlemen:
     This letter is submitted in response to comments contained in the letter dated March 19, 2009 from John Hartz of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to H.O. Woltz III, President and Chief Executive Officer of Insteel Industries, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended September 27, 2008 (the “Form 10-K”), Form 10-Q for the period ended December 27, 2008 (the “Form 10-Q”) and Definitive Proxy Statement on Form 14A filed January 5, 2009 (the “Proxy Statement”).
     The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s March 19, 2009 letter. Page numbers referred to in the responses below reference the applicable pages of the Form 10-K, Form 10-Q or Proxy Statement, as appropriate. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K, Form 10-Q and/or Proxy Statement.
FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 2008
General
1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Company Response
     We acknowledge your comment and have provided the requested disclosures or other revisions to the Staff’s comments in our responses below and will include such additional disclosures or other revisions in our applicable future filings, including our interim filings.
1373 BOGGS DRIVE / MOUNT AIRY, NORTH CAROLINA 27030/ 336-786-2141 / FAX 336-786-2144

Cover Page
2.
We note that it appears you registered preferred share purchase rights under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A you filed on May 7, 1999. However, the preferred share purchase rights are not listed on the cover page of the Form 10-K. Please advise or revise accordingly in future filings.

Company Response
     We acknowledge the Staff’s comment and advise the Staff as follows. Based on conversations with representatives of NASDAQ, it is our understanding that the preferred share purchase rights do not have to be separately listed on the NASDAQ Global Select Market and that the use of the parenthetical below, as opposed to a separate line, indicates that the preferred share purchase rights exist and trade with the common stock, but are not separately listed. Accordingly, we will include a reference to our preferred share purchase rights on the cover page of future filings on Form 10-K as follows:
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (No Par Value) (Preferred Share Purchase Rights are attached to and trade with the Common Stock)	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Securities Registered Pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights (attached to and trade with the Common Stock)
Title of Class
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 13
3.
Please consider revising your filing to provide more robust disclosure of the key assumptions used by management in connection with your estimates for the allowance for doubtful accounts, excess and obsolete inventory reserves, and accruals for self-insured liabilities and litigation. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests may assist readers by providing greater transparency.

Company Response
     Following are our revised critical accounting policies for the items referenced in your comment, which we will reflect in applicable future filings:
     Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments on outstanding balances owed to us. Significant management judgments and estimates are used in establishing the allowances. These judgments and estimates consider such factors as customers’ financial position, cash flows and payment history as well as current and expected business conditions. It is reasonably likely that actual collections will differ from our estimates, which may result in increases or decreases in the allowances. Adjustments to the allowances may also be required if there are significant changes in the financial condition of our customers.
     Inventory valuation. We periodically evaluate the carrying value of our inventory. This evaluation includes assessing the adequacy of allowances to cover losses in the normal course of operations, providing for excess and obsolete inventory, and ensuring that inventory is valued at the lower of cost or estimated net realizable value. Our evaluation considers such factors as the cost of inventory, future demand, our historical experience and market conditions. In assessing the realization of inventory values, we are required to make judgments and estimates regarding future market conditions. Because of the subjective nature of these judgments and estimates, it is reasonably likely that actual outcomes will differ from our estimates. Adjustments to these reserves may be required if actual market conditions for our products are substantially different than the assumptions underlying our estimates.
     Self insurance. We are self-insured for certain losses relating to medical and workers’ compensation claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management’s estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. These estimates are subject to a high degree of variability based upon future inflation rates, litigation trends, changes in benefit levels and claim settlement patterns. Because of uncertainties related to these factors as well as the possibility of changes in the underlying facts and circumstances, future adjustments to these reserves may be required.
     Litigation. From time to time, we may be involved in claims, lawsuits and other proceedings. Such matters involve uncertainty as to the eventual outcomes and the potential losses that we may ultimately incur. We record expenses for litigation when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We estimate the probability of such losses based on the advice of legal counsel, the outcome of similar litigation, the status of the lawsuits and other factors. Due to the numerous factors that enter into these judgments and assumptions, both the precision and reliability of the resulting estimates are subject to substantial uncertainties. We monitor our potential exposure to these contingencies on a regular basis and may adjust our estimates as additional information becomes known or developments occur.
2008 Compared with 2007, page 14
4.
Please enhance your discussion of selling, general and administrative expenses for all periods to explain the reasons why various components of this income statement line item fluctuated from period for period. For example, it is unclear why your bad debt expense increased $630,000 during fiscal 2008 compared to 2007. Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantifications of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Company Response
     We acknowledge the Staff’s comment and advise that we will thoroughly evaluate all areas of our MD&A in future filings and enhance our discussion when appropriate. As an example, following is a revised discussion of selling, general and administrative expense for fiscal 2008 compared to 2007:
Selling, General and Administrative Expense
     Selling, general and administrative expense (“SG&A expense”) increased 5.9% to $18.6 million, or 5.3% of net sales in 2008 from $17.6 million, or 5.9% of net sales in 2007 primarily due to increases in employee benefit costs ($812,000), bad debt expense ($630,000), compensation expense ($370,000) and supplemental employee retirement plan expense ($291,000). The increase in employee benefit costs was primarily due to the reduction in the cash surrender value of life insurance policies ($667,000) resulting from the decline in the value of the underlying investments. The increase in bad debt expense resulted from an increase in our allowance for doubtful accounts related to higher estimates for customer payment defaults. The increase in compensation expense was primarily related to higher stock-based compensation expense ($336,000). These increases were partially offset by the net gain on life insurance settlements ($661,000) and decreases in consulting expense ($204,000), travel expense ($167,000) and legal fees ($79,000).
Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, page 26
5.
Please revise your accounting policies to disclose which line item(s) include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Company Response
     Following are revised significant accounting policies which disclose the income statement line items that include depreciation and amortization:
     Property, plant and equipment. Property, plant and equipment are recorded at cost or otherwise at reduced values to the extent there have been asset impairment write-downs. Expenditures for maintenance and repairs are charged directly to expense when incurred, while major improvements are capitalized. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 3 - 15 years; buildings, 10 - 30 years; land improvements, 5 - 15 years. Depreciation expense was approximately $7.3 million in 2008, $5.7 million in 2007, and $4.6 million in 2006 and reflected in cost of sales and SG&A expense in the consolidated statement of operations. Capitalized software is amortized over the shorter of the estimated useful life or 5 years and reflected in SG&A expense in the consolidated statement of operations. No interest costs were capitalized in 2008, 2007 or 2006.
     Other assets. Other assets consist principally of non-current deferred tax assets, capitalized financing costs, the cash surrender value of life insurance policies and assets held for sale. Capitalized financing costs are amortized using the straight-line method, which approximates the effective interest method over the life of the related credit agreement, and reflected in interest expense in the consolidated statement of operations.
Note 8 — Employee Benefit Plans, page 34
6.
We also encourage you to provide a robust discussion in MD&A of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension costs and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made. You should discuss how sensitive your determination of net periodic pension costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.
Company Response
     Following is an addition to the Critical Accounting Policies section within MD&A that addresses your comments regarding our employee benefit plans:
     Assumptions for employee benefit plans. We account for our defined employee benefit plans, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware (the “Delaware Plan”) and the supplemental employee retirement plan (“SERP”) in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 87, Employer’s Accounting for Pensions, as amended by SFAS No. 158 effective December 31, 2006. Under the provisions of SFAS No. 87, we recognize net periodic pension costs and value pension assets or liabilities based on certain actuarial assumptions, principally the assumed discount rate and the assumed long-term rate of return on plan assets.
     The discount rates we utilize for determining net periodic pension costs and the related benefit obligations for our plans are based, in part, on current interest rates earned on long-term bonds that receive one of the two highest ratings assigned by recognized rating agencies. Our discount rate assumptions are adjusted as of each valuation date to reflect current interest rates on such long-term bonds. The discount rates are used to determine the actuarial present value of the benefit obligations as of the valuation date as well as the interest component of the net periodic pension cost for the following year.
     The assumed long-term rate of return on plan assets for the Delaware Plan represents the estimated average rate of return expected to be earned on the funds invested or to be invested in the plan’s assets to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. The amount of net periodic pension cost that is recorded each year is based upon the assumed long-term rate of return on plan assets for the plan and the actual fair value of the plan assets as of the beginning of the year. We regularly review our actual asset allocation and periodically rebalance the investments in the plan to more accurately reflect the targeted allocation when considered appropriate.
     For 2008, 2007 and 2006, the assumed long-term rate of return utilized for plan assets of the Delaware Plan was 8%. We currently expect to use the same assumed rate for the long-term return on plan assets in 2009. In determining the appropriateness of this assumption, we considered the historical rate of return of the plan assets, the current and projected asset mix, our investment objectives and information provided by our third-party investment advisors.
     The projected benefit obligations and net periodic pension cost for the Delaware Plan are based in part on expected increases in future compensation levels. Our assumption for the expected increase in future compensation levels is based upon our average historical experience and management’s intentions regarding future compensation increases, which generally approximates average long-term inflation rates.
     Assumed discount rates and rates of return on plan assets are reevaluated annually. Changes in these assumptions can result in the recognition of materially different pension costs over different periods and materially different asset and liability amounts in our consolidated financial statements. A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. In addition, an actual return on plan assets for a given year that is greater than the assumed return on plan assets results in an actuarial gain, while an actual return on plan assets that is less than the assumed return results in an actuarial loss. Other actual outcomes that differ from previous assumptions, such as individuals living longer or shorter lives than assumed in the mortality tables that are also used to determine the actuarially-determined present value of estimated future benefit payments, changes in such mortality tables themselves or plan amendments will also result in actuarial losses or gains. Under GAAP, actuarial gains and losses are deferred and amortized into income over future periods based upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees). However, any actuarial gains generated in future periods reduce the negative amortization effect of any cumulative unamortized actuarial losses, while any actuarial losses generated in future periods reduce the favorable amortization effect of any cumulative unamortized actuarial gains.
     The amounts recognized as net periodic pension cost and as pension assets or liabilities are based upon the actuarial assumptions discussed above. We believe that all of the actuarial assumptions used for determining the net periodic pension costs and pension assets or liabilities related to the Delaware Plan are reasonable and appropriate. The funding requirements for the Delaware Plan are based upon applicable regulations, and will generally differ from the amount of pension cost recognized under SFAS No. 87 for financial reporting purposes. No contributions were required to be made to the Delaware Plan during 2008 and 2007. During 2006, we contributed $1.3 million to the Delaware Plan.
     We currently expect to record net periodic pension costs totaling $730,000 during 2009. However, we do not expect that any cash contributions to the Delaware Plan will be required during 2009. Contributions to the SERP plan are expected to total $155,000, matching the required benefit payments during 2009.
     A 0.25% decrease in the assumed discount rate for the Delaware Plan would have increased our projected and accumulated benefit obligations as of September 27, 2008 by approximately $83,000 and the expected net periodic pension cost for 2009 by approximately $3,000. A 0.25% decrease in the assumed discount rate for our SERP plan would have increased our projected and accumulated benefit obligations as of September 27, 2008 by approximately $146,000 and $113,000, respectively, and increased the net periodic pension cost for 2009 by approximately $5,000.
     A 0.25% decrease in the assumed long-term rate of return on plan assets for the Delaware Plan would have increased the expected net periodic pension cost for 2009 by approximately $8,000.
Note 11 — Business Segment Information, page 40
7.
Please revise to disclose the revenues from external customers for each product and service sold. For example, we note from your disclosures on page 4 that your concrete reinforcing products include PC strand and welded wire reinforcement products. Please refer to paragraph 37 of SFAS 131.

Company Response
     Following is a revised version of Note 11, “Business Segment Information,” reflecting the additional disclosure regarding the revenues from external customers for each product line:
     Following the Company’s exit from the industrial wire business (see Note 7 to the consolidated financial statements), the Company’s operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The Company’s concrete reinforcing products consist of welded wire reinforcement and PC strand. Based on the criteria specified in SFAS No.

131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has one reportable segment. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.
     The Company’s net sales and long-lived assets for continuing operations by geographic region are as follows:

	Year Ended
	September 27,	September 29,	September 30,
(In thousands)	2008	2007	2006
Net sales:
United States	$337,801	$287,202	$322,675
Foreign	16,061	10,604	6,832

Total	$353,862	$297,806	$329,507

Long-lived assets:
United States	$76,678	$75,149	$62,935
Foreign	—	—	—

Total	$76,678	$75,149	$62,935

     The Company’s net sales for continuing operations by product line are as follows:

	Year Ended
	September 27,	September 29,	September 30,
(In thousands)	2008	2007	2006
Net sales:
Welded wire reinforcement	$193,307	$167,896	$177,147
PC strand	160,555	129,910	152,360

Total	$353,862	$297,806	$329,507

     There were no customers that accounted for 10% or more of the Company’s net sales in 2008, 2007 or 2006.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 47
8.
We note the statement in the third sentence that the disclosure controls and procedures were effective “in all material respects”. Please be advised that you may not qualify the conclusion in this manner. See Item 307 of Regulation S-K and Rule 13a-l5(e) under the Exchange Act. In future filings, please revise to remove this qualification.

Company Response
     We acknowledge the Staff’s comment and will remove the qualification “in all material respects” when referencing the results of our evaluation of the effectiveness of our disclosure controls and procedures in future filings.
9.
We note the statement in the third sentence that “...we have concluded that these disclosure controls and procedures were effective...” The conclusion regarding the effectiveness of the disclosure controls and procedures must be made by the principal executive officer and the principal financial officer. Refer to Item 307 of Regulation S-K. Please tell us whether these officers concluded the disclosure controls and procedures were effective as of September 27, 2008. Please also comply with this comment in future filings.

Company Response
     We acknowledge the Staff’s comment and advise the Staff that our principal executive and financial officers concluded that our disclosure controls and procedures were effective as of September 27, 2008. We also advise the Staff that in future filings, we will specifically state, if true, that our principal executive and financial officers concluded that our disclosure controls and procedures were effective with respect to the applicable period.
10.
We note the description of the disclosure controls and procedures in the third sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically, this description does not indicate that the disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Company Response
     We acknowledge the Staff’s comment and confirm to the Staff that our disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We will comply with the Staff’s comment in applicable future filings by providing substantially the following disclosure (please note particularly the fourth sentence, below):
Evaluation of Disclosure Controls and Procedures
     We have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of [last day of applicable period]. This evaluation was conducted under the supervision and with the participation of management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
11.
We note the description of the disclosure controls and procedures in the fourth sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures were designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please confirm this to us and revise accordingly in future filings.

Company Response
     We acknowledge the Staff’s comment and confirm to the Staff that our disclosure controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. We will comply with the Staff’s comment in applicable future filings by providing substantially the following disclosure (please note particularly the third sentence, below):
Evaluation of Disclosure Controls and Procedures
     We have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of [last day of applicable period]. This evaluation was conducted under the supervision and with the participation of management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Item 15. Exhibits, Financial Schedules
12.
Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Please refer to Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 3.2 and 10.5 have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly in future filings.

     We acknowledge the Staff’s comment and advise the Staff that although Exhibit 3.2 (articles of amendment) and Exhibit 10.5 (employee stock ownership plan) (together, the “Exhibits”) to the Form 10-K have been on file with the Commission for more than five years, we believe that we are currently in compliance with the requirements of Item 10(d) of Regulation S-K with respect to our incorporation by reference of the Exhibits into our Form 10-K. We believe that we have satisfied these requirements because:
     (i) We specifically identified the location of the Exhibits by providing the Commission file number reference (1-9929) on the last page of our Exhibit Index to our Form 10-K; and
     (ii) The Commission’s Records control schedule (see 17 C.F.R. § 200.80f) provides for the Commission to retain for a period of 30 years Exchange Act “Periodic reports,” which the Records control schedule defines as proxy materials and annual, quarterly and current reports (and, by implication, exhibits to such reports).
     Thus, because Exhibit 3.2 was originally filed as an exhibit to one of our current reports on Form 8-K and is approximately 21 years old, and because Exhibit 10.5 was originally filed as an exhibit to one of our annual reports on Form 10-K and is approximately 20 years old, we believe that we may continue to incorporate by reference to the Exhibits in our future filings until 2018 and 2019, respectively.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008
General
13.	Please address the above comments in your interim filings as well.
Company Response
     We confirm that we will address all comments made with regard to our Form 10-K, as applicable, in our future interim filings as well.
Consolidated Financial Statements
Consolidated Statements of Operations, page 3
14.
We note your disclosure on page 18 that gross loss for the quarter ended December 27, 2008 reflects a pre-tax charge of $6.8 million for inventory write-downs resulting from a decline in selling prices and higher raw material costs. For each period presented, please revise to disclose the amount of losses attributable to inventory write-downs as a separate line item within cost of sales. Please also consider separate disclosure within your consolidated statements of cash flows on page 5. Refer to paragraph 14 of Chapter 4 of ARB 43.

Company Response
     Following is a revised presentation within our consolidated statement of operations disclosing the losses attributable to inventory write-downs as a separate line item:

	Three Months Ended
	December 27,	December 29,
	2008	2007
Net sales	$61,799	$65,980
Cost of sales	59,241	55,360
Inventory write-downs	6,834	—

Gross profit (loss)	(4,276)	10,620

     Following is a revised consolidated statement of cash flows disclosing the losses attributable to inventory write-downs as a separate line item:
INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended
	December 27,	December 29,
	2008	2007
Cash Flows From Operating Activities:
Net earnings (loss)	$(5,635)	$4,224
Loss from discontinued operations	36	7

Earnings (loss) from continuing operations	(5,599)	4,231
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	1,761	1,692
Amortization of capitalized financing costs	125	124
Stock-based compensation expense	434	328
Excess tax deficiencies (benefits) from stock-based compensation	(45)	15
Loss on sale of property, plant and equipment	20	46
Inventory write-downs	6,834	—
Deferred income taxes	454	124
Net changes in assets and liabilities:
Accounts receivable, net	24,022	8,558
Inventories	(17,779)	1,991
Accounts payable and accrued expenses	(21,780)	(1,669)
Other changes	(4,261)	1,817

Total adjustments	(10,215)	13,026

Net cash provided by (used for) operating activities — continuing operations	(15,814)	17,257
Net cash used for operating activities — discontinued operations	(17)	(29)

Net cash provided by (used for) operating activities	(15,831)	17,228

Cash Flows From Investing Activities:
Capital expenditures	(899)	(4,900)
Proceeds from sale of property, plant and equipment	13	—
Decrease (increase) in cash surrender value of life insurance policies	718	(260)

Net cash used for investing activities — continuing operations	(168)	(5,160)

Net cash used for investing activities	(168)	(5,160)

Cash Flows From Financing Activities:
Proceeds from long-term debt	974	698
Principal payments on long-term debt	(974)	(698)
Cash received from exercise of stock options	13	—
Excess tax benefits (deficiencies) from stock-based compensation	45	(15)
Repurchases of common stock	—	(2,530)
Cash dividends paid	(9,279)	(548)
Other	(29)	41

Net cash used for financing activities — continuing operations	(9,250)	(3,052)

Net cash used for financing activities	(9,250)	(3,052)

Net increase (decrease) in cash and cash equivalents	(25,249)	9,016
Cash and cash equivalents at beginning of period	26,493	8,703

Cash and cash equivalents at end of period	$1,244	$17,719

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$24	$45
Income taxes	10,906	130
Non-cash investing and financing activities:
Purchases of property, plant and equipment in accounts payable	200	387
Declaration of cash dividends to be paid	525	543
See accompanying notes to consolidated financial statements.

15.	Please tell us how you considered paragraph 16 of SFAS 128 in performing diluted per-share computations. You may also find it helpful to refer to paragraphs 95-99 of Appendix B to SFAS 128.
Company Response
     We acknowledge the misapplication of paragraph 16 of SFAS No. 128 and will comply in applicable future filings.
     Following are revised disclosures of the diluted per share amounts reflected in the consolidated statement of operations and in Note 8, “Earnings Per Share,” for the three months ended December 27, 2008:
Consolidated Statement of Operations

	Three Months Ended
	December 27,	December 29,
	2008	2007
Per share amounts:
Basic and diluted:
Earnings (loss) from continuing operations	$(0.33)	$0.23
Loss from discontinued operations	—	—

Net earnings (loss)	$(0.33)	$0.23

Cash dividends declared	$0.03	$0.03

Weighted average shares outstanding:
Basic	17,335	18,021

Diluted	17,335	18,189

See accompanying notes to consolidated financial statements.
(8) Earnings Per Share
     The reconciliation of basic and diluted earnings per share (“EPS”) for the three-month periods ended December 27, 2008 and December 29, 2007 are as follows:

	Three Months Ended
	December 27,	December 29,
(In thousands, except per share amounts)	2008	2007
Earnings (loss) from continuing operations	$(5,599)	$4,231
Loss from discontinued operations	(36)	(7)

Net earnings (loss)	$(5,635)	$4,224

Weighted average shares outstanding:
Weighted average shares outstanding (basic)	17,335	18,021
Dilutive effect of stock-based compensation	—	168

Weighted average shares outstanding (diluted)	17,335	18,189

Per share (basic and diluted):
Earnings (loss) from continuing operations	$(0.33)	$0.23
Loss from discontinued operations	—	—

Net earnings (loss)	$(0.33)	$0.23

     Options to purchase 346,000 shares and 130,000 shares for the three-month periods ended December 27, 2008 and December 29, 2007, respectively, were antidilutive and were not included in the diluted EPS calculation. Options to purchase 148,000 shares were not included in the diluted EPS calculation for the three-month period ended December 27, 2008 due to the net loss that was incurred for the period.
Note 10 — Other Financial Data, page 15
16.
It appears that your market capitalization is significantly below the book value of your equity. We note that you had no impairment losses associated with your long-lived assets (including property, plant and equipment) for any of the periods presented. However, it is unclear whether you performed a recent assessment in accordance with your accounting policy. If you have not performed an assessment in compliance with paragraph 8 of SFAS 144, tell us why not. If you have, explain how you analyzed the difference to conclude that no impairment has been incurred. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation).

Company Response
     In accordance with our accounting policy for long-lived assets, we assess the possible impairment of long-lived assets whenever events or changes in circumstances occur indicating that the carrying value may not be fully recoverable as described in paragraph 8 of SFAS No. 144. Despite the recent decline in our market capitalization, there has been no indication the market price of our long-lived assets has declined and therefore no assessment of impairment has been conducted. Based on our expected future operating levels and cash flows, we believe that the carrying value of our long-lived assets is fully recoverable and that there is no basis for impairment at this time.
17.
Please advise whether you revised your estimates of cash flows and any revisions in your use of your comparable market values. Tell us your weighted average cost of capital, and whether that has changed.

     See Company’s response for Comment 16.
Note 12 — Contingencies, page 16
18.	Please revise to disclose the following about the DSI lawsuit:
•	If material, the amount of any related accrual

•	The range of any reasonably possible additional loss;

•	If such an amount cannot be estimated, revise to so state.

Such presentations should be made notwithstanding your view concerning the merits of the suit. If you have concluded that you are unable to estimate the amount of any additional loss, please explain to us why.

Company Response
     We have not recorded an accrual related to the DSI lawsuit as we have concluded that the loss is not yet probable. However our previous disclosure implied a range for the possible loss with respect to this matter. Following is a revised disclosure of the DSI lawsuit that more clearly states the maximum possible loss in the event the ultimate resolution of the case is unfavorable to the Company:

(12) Contingencies
     Legal proceedings. On November 19, 2007, Dywidag Systems International, Inc. (“DSI”) filed a third-party lawsuit in the Ohio Court of Claims alleging that certain epoxy-coated strand sold by the Company to DSI in 2002, and supplied by DSI to the Ohio Department of Transportation (“ODOT”) for a bridge project, was defective. The third-party action seeks recovery of any damages which may be assessed against DSI in the action filed against it by ODOT, which allegedly could be in excess of $8.3 million, plus $2.7 million in damages allegedly incurred by DSI. The Company had previously filed a lawsuit against DSI in the North Carolina Superior Court in Surry County on July 25, 2007 seeking recovery of $1.4 million (plus interest) owed for other products sold by the Company to DSI and a judgment declaring that it had no liability to DSI arising out of the ODOT bridge project. The Company’s North Carolina lawsuit was subsequently removed by DSI to the U.S. District Court for the Middle District of North Carolina. On March 5, 2008, the Magistrate Judge in the U.S. District Court issued his recommendation that the Company’s motion to remand the matter to the Surry County Court should be granted. DSI has appealed the Magistrate’s recommendation to the District Judge, who has not yet ruled on DSI’s appeal. On April 17, 2008, the Ohio Court of Claims reached a preliminary ruling denying the Company’s motion to stay the proceedings against the Company in that court. On June 24, 2008, the Ohio Court of Claims reached a final ruling that DSI’s action against the Company may proceed in that court. The Company subsequently filed a motion to dismiss the Ohio action on the grounds that it is barred by the relevant Statute of Limitations. The Ohio Court has not yet ruled on this motion. In any event, the Company intends to vigorously defend the claims asserted against it by DSI in addition to pursuing full recovery of the amounts owed to it by DSI. The Company has concluded that a loss is not yet probable with respect to this matter, and therefore no liability has been recorded. In the event the ultimate resolution of the case is unfavorable, the Company has estimated that the potential loss could range up to $11.0 million.
SCHEDULE 14A DEFINITE PROXY STATEMENT FILED ON JANUARY 5, 2009
Executive Compensation
Long Term Incentives, page 24
19.
We note the disclosure in the first paragraph. Please tell us, and in future filings disclose, how the target levels are determined and what the target levels were for each named executive officer in fiscal year 2008. Please also tell us and disclose in future filings, how these target levels compared to the peer group.

     We acknowledge the Staff’s comment and advise the Staff that the Company proposes to include disclosure similar to the following in applicable future filings:
     Our long-term incentives are currently entirely equity-based, consisting of 50% restricted stock and 50% stock options. These incentives are granted under our 2005 Equity Incentive Plan. The targeted amount of the awards was established by the Committee early in FY 2007 based on input from Mercer. The targeted amount of the long-term incentive was established at approximately the median for executives in similar positions in the peer group of companies developed by Mercer. The targeted value of the long-term incentives for each executive officer during FY 2007 and FY 2008 was as follows: Mr. Woltz III: $600,000, Messrs. Gazmarian and Wagner: $275,000 each; Mr. Petelle: $110,000.
     The Committee obtained input from its new compensation consultant, Pearl Meyer & Partners (“Pearl Meyer”), regarding our long-term incentive compensation early in FY 2009. Pearl Meyer presented data for a peer group of companies as well as from compensation surveys for comparable executive positions in companies of similar size, industry and complexity to us. Based on the peer group and survey data, Pearl Meyer did not recommend an increase in the targeted value of our long-term incentives for FY 2009, and the targeted value of these incentives therefore remained unchanged for FY 2009.
20.
We note the disclosure regarding the equity awards to Mr. Woltz, including the tabular disclosure on page 25. In future filings, please provide this disclosure for each named executive officer. In addition, in future filings, please re-name the column “Value” as “Market Value on the Date of the Grant” and add an additional column that represents the value of the long term incentive awards for financial statement reporting purposes. The direct comparison of these values will help investors more easily understand how the numbers that you disclose in the summary compensation table differ from the market value of these incentive awards on the date of the grant.

     We acknowledge the Staff’s comment and advise the Staff that we provided the table presenting the detail regarding equity awards to Mr. Woltz III not because it was required disclosure, but because we believed an example would most effectively illustrate the methodology for computing the number of restricted shares and stock options for each of the two dates on which equity awards are made each year. Since we will provide the targeted amount of the annual awards for each executive officer, we believe it is easy for the reader to verify that the equity awards granted to the other executive officers (which are disclosed in the “Grants of Plan-Based Awards” Table) were determined in the same manner that the awards to Mr. Woltz III were determined. Accordingly, we do not believe that the additional tables for each of the other executive officers are necessary or would be helpful to the reader.
     We will re-name the column now headed “Value” as “Value on the Date of Grant” and add a column headed “FAS 123R Grant Date Value” in applicable future filings. We do not believe the term “Market Value” is appropriate in connection with stock options.
21.
We note the disclosure regarding the Monte Carlo valuation model you employ with respect to equity awards. Please tell as, and in future filings disclose, how this model differs from the model used for financial statement reporting purposes.

     We acknowledge the Staff’s comment and advise the Staff that the Monte Carlo valuation model that we use to determine the number of shares subject to option awards is, in fact, the same model we use for financial reporting purposes. We believe that we adequately disclosed this when, following our disclosure that we changed to the Monte Carlo method for purposes of determining the number of option shares to grant in FY 2008 we stated: “We changed to the Monte Carlo valuation model in order to be consistent with the valuation method that we use for financial reporting purposes.”
Severance and Change-in-Control Severance Agreements, page 26
22.
Please tell us, and in future filings disclose, how the payment and benefit levels were determined. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Please also tell us, and in future filings disclose, how the various arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

     We acknowledge the Staff’s comment and advise the Staff that the Company proposes to include disclosure similar to the following in applicable future filings.
     Change-in-Control Severance Agreements. We have entered into change-in-control severance agreements with each of our executive officers. These agreements specify the terms of separation in the event that termination of employment occurs following a change in control. The initial term of each agreement is two years and the agreements provide for subsequent automatic one-year renewal terms unless we or the executive officer provides notice of termination. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive officer’s termination should the termination occur in the absence of a change in control.
     The Committee first provided change-in-control severance agreements to our executive officers in May 2003 because it believed that change-in-control agreements should be provided to individuals serving in executive positions that can materially affect the consummation of a change-in-control transaction and are likely to be materially affected by a change in control.
     These agreements are consistent with the Committee’s overall objective of aligning the interests of executive officers and shareholders in that they provide protection to the executive officers in the event of job loss following a transaction. Absent this protection, the executive may be distracted by personal uncertainties and risks in the event of a proposed transaction or may not vigorously pursue certain transactions that would benefit shareholders due to potential negative personal consequences.
     Under the terms of these agreements, in the event of termination within two years of a change of control, Messrs. Woltz III and Gazmarian would receive severance benefits equal to two times base salary, plus two times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for “COBRA” coverage) for two years following termination. Messrs. Wagner and Petelle would receive severance benefits equal to one times base salary, plus one times the average bonus for the prior three years and the continuation of health and welfare benefits (including payment of premiums for “COBRA” coverage) for one year following termination. In addition, all stock options and restricted stock awards outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 for outplacement services for Messrs. Woltz III, Gazmarian, Wagner and Petelle.
     The terms of the change-in-control severance agreements were based on prevailing practice at the time the agreements were entered into, as well as competitive pressures in securing and retaining the services of executive officers. The Committee determined to provide relatively greater change-in-control severance benefits for Mr. Woltz III, our CEO, and Mr. Gazmarian, our CFO, because it believed they would likely be most engaged in any negotiations leading to a transaction that would result in a change in control, and that they would be less likely to retain their positions following a change in control.
     Any termination benefits payable under a change-in-control severance agreement are subject to reduction if necessary to avoid the application of the “golden parachute” rules of Section 280G and the excise tax imposed under Section 4999 of the Internal Revenue Code. The agreements do not provide for a “gross up” of any payments to cover any tax liability that may be imposed on our executive officers.
     Severance Agreements. We have entered into severance agreements with Mr. Woltz III and Mr. Gazmarian. The severance agreements provide certain termination benefits in the event that we terminate the employment of Mr. Woltz III or Mr. Gazmarian without cause (as defined in each severance agreement). Each severance agreement provides for automatic one-year renewal terms unless we or Mr. Woltz III or Mr. Gazmarian provide prior notice of termination.
     We first entered into the severance agreements with Messrs. Woltz III and Gazmarian in December of 2004. At that time, the Committee concluded that Messrs. Woltz III and Gazmarian, who were leading efforts to restructure the Company, required additional protection in the event that either of them lost his position under circumstances in which he would not be entitled to benefits under his change-in-control severance agreement.

     Neither Mr. Woltz III nor Mr. Gazmarian would be entitled to termination benefits under a severance agreement (i) if his employment with us is terminated for cause, or (ii) if he is entitled to receive benefits under the change-in-control severance agreement described above.
     Under the terms of the severance agreements, if Mr. Woltz III or Mr. Gazmarian were terminated without cause, each would receive a lump sum severance payment equal to one and one-half times his annual base salary, and the continuation of health and welfare benefits (including payments of premiums for “COBRA” coverage), for 18 months following termination. In addition, all stock options and restricted stock awards outstanding immediately prior to termination would vest and, in the case of options, become exercisable for the remainder of the term provided for in the original agreement relating to each grant of options. Finally, we would pay up to $15,000 for outplacement services for Mr. Woltz III or Mr. Gazmarian. At the time these agreements were entered into, the Committee believed their terms were comparable to those provided to senior officers of similar public companies.
     Any termination benefits payable under a severance agreement are subject to reduction if necessary to avoid the application of the “golden parachute” rules of Section 280G and the excise tax imposed under Section 4999 of the Internal Revenue Code.
     The Committee periodically reviews the payments that could be received by executive officers pursuant to their respective severance and change-in-control severance agreements, but does not consider the amount of the potential benefits under these agreements when it establishes the elements of each executive officer’s ongoing compensation.
Closing
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that our responses appropriately address your comments. If you should have any questions regarding this letter, please call me at (336) 786-2141, ext. 3020.
Sincerely,
/s/ Michael C. Gazmarian
     Michael C. Gazmarian
     Vice President, Chief Financial Officer and Treasurer

cc:	H.O. Woltz III James F. Petelle Scot Jafroodi